NORTH COAST PARTNERS, INC.
                       909 Logan Street
                           Suite 7J
                     Denver, Colorado 80203
                ______________________________

                     INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f)
            OF THE SECURITIES EXCHANGE ACT OF 1934
                   AND RULE 14f-1 THEREUNDER
               ________________________________

   NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS
  REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO
 PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND
                     THE COMPANY A PROXY.


     This Information Statement, which is being mailed on or about December 17, 2004 to the holders of record of shares of common stock, $0.001 par value (the "Common Stock"), of North Coast Partners, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the consummation of the transactions contemplated by the Plan of Arrangement and Share Exchange Agreement dated September 29, 2004 (the "Exchange Agreement") executed among the Company, Trans Media Inc. formerly known as Transworld Media Inc. ("Trans Media") and the shareholders of Trans Media (the "Trans Media Shareholders"). Pursuant to the Exchange Agreement, the Trans Media Shareholders exchanged all their 5,360,000 shares of
Trans Media for 5,360,000 shares of the Company. In connection with such exchange, the Company agreed to appoint a person appointed by Trans Media (the "Director Designee") to the Board of Directors of the Company. The transactions contemplated by the Exchange Agreement were closed on December 13, 2004.

     No action is required by the stockholders of the Company in connection with the appointment of the Director Designee to the Board. The Director Designee was elected to the Board by the existing sole member of the Board pursuant to Article III,
Section 4 of the By-Laws of the Company. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

     The information contained in this Information Statement concerning the Director Designee has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are located at 909 Logan Street, Suite 7J, Denver, Colorado 80203.


                            GENERAL

     As a result of the transactions contemplated by the Exchange Agreement, there will be 6,360,000 shares of Common Stock outstanding. The Board currently consists of one member. The Director Designee, Mr. Mel Venkateswaran, will have been appointed as a director of the Company effective ten days after the mailing of this Information Statement.

   DIRECTORS AND EXECUTIVE OFFICERS OTHER THAN THE DIRECTOR
                           DESIGNEE

      Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company (other than the Director Designee) as of December 13, 2004.

     Name                Age            Positions and Offices

  Wong Peck Ling         34             Chief Financial
                                        Officer and Director

 Mel Venkateswaran       55             Chief Executive Officer

 Don Montague            64             Secretary

Wong Peck Ling, who is 34 years old, has been the Chief Executive Officer, Chief Financial Officer and a director of the Company since January 30, 2004. Upon the appointment of Mr. Venkateswaran as the Chief Executive Officer, Ms. Wong resigned from said position. Ms. Wong started her career as an external auditor with Ernst & Young Public Accountants in Kuala Lumpur, Malaysia. For the past 10 years, Ms. Wong has been and is in charge of the operation, finance, administration, human resource and marketing divisions of a Labuan private management company. Ms. Wong is a member of the CPA Australia (CPA), a Chartered Accountant with the Malaysian Institute of Accountants. Ms. Wong graduated with a Bachelor of Economics degree, majoring in Accounting from Monash University, Melbourne, Australia.

Don Montague, age 64, has been the Secretary of the Company since September 29, 2004. Mr. Montague majored in business at the University of Utah and also graduated at Northwest Television School, Hollywood, California in 1959. His career spans many years in the television production and multi-media arena and includes, among his roles in the producer/director capacities of numerous documentaries, Denver Bronco football games, commercials and public affair programs. From 1985 until 2003, he formed his own consulting firm and for many years as an electronic media producer and director, has helped many clients in the production and marketing of television, video, radio and commercials. From 2003 to present, he has been the Vice-Chairman of Colorado Business Council which is a non-profit state-wide equal opportunity chamber of commerce made up of business owners and professionals. Mr. Montague has been the recipient of numerous broadcasting awards over the years, including the "Aegis Award of Excellence" for video production and Colorado Broadcasters Association Award for direction in the category of "Best Documentary Program".

                     THE DIRECTOR DESIGNEE

     The name and certain other information about the Director
Designee, who will become a director of the Company ten days after the mailing of this Information Statement, is set forth below.

Mel Venkateswaran, age 55, became the Chief Executive Officer of the Company as of the close of business on December 13, 2004, and will become a director of the Company effective ten days after the mailing of this Information Statement. Mr. Venkateswaran completed his Masters in Management Sciences from Ottawa University and graduated with an MBA from York University, Canada in 1975. Since the early 60's to the present, he has developed his singing career, performing in Bombay, Delhi, Calcutta and northern India, US, Germany, and appearing on TV in Canada. Over the years, he has been featured in programs sponsored by various cultural organizations including appearances in Toronto, London, Vancouver, Kitchener, Ottawa, Calgary, Edmonton, Montreal and Winnipeg in Canada. Mr. Venkateswaran has performed in London, UK for the Gujarathi Association of London,
participated in fund raising cultural competitions in Trinidad, and has led musical troupes for performances in Zaire, East Africa including Kampala, Nairobi in Kenya, Tanzania and Mwanza. He is featured at the Asian Television Network on TV in Canada twice a year. His reputation as an accomplished singer in various ethnic languages, the release of his first LP with multicultural orchestra sponsored by the Eastern Fine Arts Academy of Toronto and the demand for his performances by the ethnic community in the US, Canada and abroad, have spearheaded Mr. Venkateswaran's move into forming a multi-cultural media entertainment organization, from which he can launch his next series of musical CDs in which he performs and sings, and from which the organization can open up to other artistes with a multi-cultural background to help orchestrate the launch of their new multi-cultural music. Presently, Mr. Venkateswaran is also a registered industrial accountant and has had his own Canadian accounting practice since 1987.

     All statements contained in this Information Statement with respect to the directors of the Company shall include the Director Designee unless indicated otherwise.

       The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

     To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals, or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

     There are no family relationships among our directors or officers.

     Prior to the appointment of the Director Designee, he was not a director of, nor held any position with the Company. The Director Designee has consented to serve as a director of the Company and that, to the best of its knowledge, the Director Designee (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor has had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; or (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

      Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the Company. We are not aware of any instances in fiscal year 2004 when an executive officer, director or owners of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.


       MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the last fiscal year, the Board had three meetings and took three actions by written consent.

     The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company had only one director and, until the effective date of this Information Statement and the election of the new Board members, such director has been performing the functions of such committees.

     The Company does not currently have a process for security holders to send communications to the Board.



                    EXECUTIVE COMPENSATION


     The following table presents certain specific information regarding the compensation of the officers of the Company during the last three fiscal years.


                  SUMMARY COMPENSATION TABLE

                        Annual Compensation          Long-Term Compensation
                        -------------------          ----------------------
Name and Principal      Fiscal    Salary   Bonus    Securities    All other
Position                Year     ($)      ($)       Underlying    Compensation
                                                    Stock
                                                    Options (#)
                        ----     -------  ------   ------------  ------------

Wong Peck Ling,         2004       -0-       -0-      -0-         -0-
CEO and CFO


                        2004       -0-       -0-      -0-         -0-
Jehu Hand,              2003       -0-       -0-      -0-         -0-
Former CEO and CFO      2002       -0-       -0-      -0-         -0-


The Company does not have any employment or any similar agreements with its officers.

No options were granted to any employee or executive officer during the year ended June 30, 2004. The Company does not have any stock option plans.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table lists, as of December 13, 2004, the number of shares of Common Stock beneficially owned by (i)
each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, including the Director Designee; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

     The  percentages below are calculated based on  6,360,000
shares of Common Stock issued and outstanding.

     There are no options, warrants or other securities convertible into shares of common stock.

      Unless otherwise indicated, the business address of each such person is 909 Logan Street, Suite 7J, Denver, Colorado
80203.


   Officers,
   Directors,         No. of Shares         Beneficial
       5%                                   Ownership
  Shareholder

Wong Peck Ling      806,000(1)                12.67%

Stamford Bridge     806,000(1)                12.67%
Holdings Limited


Mel                    240,000                3.77%
Venkateswaran


Don Montague                 0                  0%
All directors
and executive        1,046,000                16.44%
officers as a
group (3
persons)

(1) Stamford Bridge Holdings Limited owns 806,000 shares of common stock of the Company. Ms. Wong is the sole shareholder of Stamford Bridge Holdings Limited and is deemed to beneficially own the shares owned by Stamford Bridge Holdings Limited.


                       CHANGE IN CONTROL

     The statements made in this Information Statement referencing the Exchange Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Exchange Agreement and related agreements are attached as exhibits to the Form 8-K filed by the Company on December 15, 2004.

     On September 29, 2004, the Company entered into the Exchange Agreement which provided, among other things, for the issuance of 5,360,000 shares of common stock of the Company to the Trans Media Shareholders in exchange for their shares in Trans Media. The shares represent an aggregate of 84.28% of the issued and outstanding share capital of the Company. Prior to the consummation of the Exchange Agreement, Stamford Bridge Holdings Limited owned 80.6% of the issued and outstanding share capital of the Company. The consideration for the Exchange Shares was the exchange of the Trans Media shareholders' shares of Trans Media.

     As a condition to the closing, the Company's current Board of Directors, consisting solely of Ms. Wong, appointed the Director Designee to the Board, effective ten days after the mailing of this Information Statement. In addition, effective as of December 13, 2004, in connection with the closing of the Exchange Transaction, the Board of Directors of the Company elected Mel Venkateswaran to serve as Chief Executive Officer of the Company.

     There is currently no agreement or arrangement among Ms.
Wong, Don Montague and the Director Designee with respect to the election of directors or any other matters.

        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Other than as set forth above, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

     -    any of our directors or officers, including the Director
          Designee;
     - any person proposed as a nominee for election as a director;
- any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
- any relative or spouse of any of the foregoing persons who has the same house as such person.